-----------------------------------------------------------------------------------------------------------------------------------
                                                               BALANCE SHEET
                                                          as of December 31, 2003
                                                           (in thousands of CZK)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                     Previous         Previous
Ident.         ASSETS                                          Current financial year                financial        financial
                                                                                                     year 2002        year 2001
                                                       ----------------------------------------------------------------------------
                                                          Gross        Adjustment         Net           Net                Net
-----------------------------------------------------------------------------------------------------------------------------------
          TOTAL ASSETS                                  322 005 070    104 084 600     217 920 470     198 874 194      202 373 315
-----------------------------------------------------------------------------------------------------------------------------------
A.        Receivables on registered
          capital subscription
-----------------------------------------------------------------------------------------------------------------------------------
B.        Fixed assets                                   299 393 140    103 673 303     195 719 837     169 714 320     174 452 554
-----------------------------------------------------------------------------------------------------------------------------------
B.  I.    Intangible fixed assets                          2 592 264      1 474 437       1 117 827       1 018 929       1 030 775
         --------------------------------------------------------------------------------------------------------------------------
B.  I. 1. Incorporation expenses
         --------------------------------------------------------------------------------------------------------------------------
       2. Research and development
         --------------------------------------------------------------------------------------------------------------------------
       3. Software                                         1 996 541      1 457 459         539 082         665 276         758 384
         --------------------------------------------------------------------------------------------------------------------------
       4. Patents, licenses, and know-how                    222 591         16 978         205 613           9 917           6 812
         --------------------------------------------------------------------------------------------------------------------------
       5. Goodwill
         --------------------------------------------------------------------------------------------------------------------------
       6. Other intangible fixed assets
         --------------------------------------------------------------------------------------------------------------------------
       7. Intangible fixed assets in progress                373 132                        373 132         343 636         264 578
         --------------------------------------------------------------------------------------------------------------------------
       8. Advances for intangible fixed assets                                                                  100           1 001
-----------------------------------------------------------------------------------------------------------------------------------
B. II.    Tangible fixed assets                          247 626 735     99 994 299     147 632 436     156 798 818     161 367 111
         --------------------------------------------------------------------------------------------------------------------------
B. II. 1. Land                                               691 666                        691 666         699 955         663 093
         --------------------------------------------------------------------------------------------------------------------------
       2. Buildings, halls, and structures                71 139 586     26 708 779      44 430 807      37 752 458      27 125 687
         --------------------------------------------------------------------------------------------------------------------------
       3. Separate movable items and groups
          of movable items                               169 534 780     73 285 520      96 249 260      73 388 194      42 171 735
         --------------------------------------------------------------------------------------------------------------------------
       4. Perennial crops
         --------------------------------------------------------------------------------------------------------------------------
       5. Livestock
         --------------------------------------------------------------------------------------------------------------------------
       6. Other tangible fixed assets                         13 952                         13 952          13 679          13 854
         --------------------------------------------------------------------------------------------------------------------------
       7. Tangible fixed assets in progress                4 431 343                      4 431 343      38 344 336      84 291 167
         --------------------------------------------------------------------------------------------------------------------------
       8. Advances for tangible fixed assets               1 815 408                      1 815 408       6 600 196       7 101 424
         --------------------------------------------------------------------------------------------------------------------------
       9. Adjustment to acquired assets                                                                                         151
-----------------------------------------------------------------------------------------------------------------------------------
B. III.   Financial investment                            49 174 141      2 204 567      46 969 574      11 896 573      12 054 668
         --------------------------------------------------------------------------------------------------------------------------
B. III.1. Shareholdings in controlled entities            37 846 134        914 541      36 931 593       5 709 769       5 791 117
         --------------------------------------------------------------------------------------------------------------------------
       2. Shareholdings in accounting units               10 309 612        661 651       9 647 961       4 196 795       4 268 536
          under substantial influence
         --------------------------------------------------------------------------------------------------------------------------
       3. Other long-term securities and shares              178 139                        178 139       1 693 844       1 078 664
         --------------------------------------------------------------------------------------------------------------------------
       4. Loans to controlled entities and accounting
          units under substantial influence
         --------------------------------------------------------------------------------------------------------------------------
       5. Other financial investment                          72 050         12 900          59 150         289 339         916 351
         --------------------------------------------------------------------------------------------------------------------------
       6. Financial investment in progress                   768 206        615 475         152 731           6 826
         --------------------------------------------------------------------------------------------------------------------------
       7. Advances for financial investment
-----------------------------------------------------------------------------------------------------------------------------------
C.        Current assets                                  22 268 564        411 297      21 857 267      28 913 059      24 304 923
-----------------------------------------------------------------------------------------------------------------------------------
C.  I.    Inventory                                       14 356 264            270      14 355 994      15 004 374      15 037 254
         --------------------------------------------------------------------------------------------------------------------------
C.  I. 1. Materials                                       14 339 767            270      14 339 497      15 000 816      15 027 712
         --------------------------------------------------------------------------------------------------------------------------
       2. Work in progress and semi-finished products                                                             1               1
         --------------------------------------------------------------------------------------------------------------------------
       3. Finished products
         --------------------------------------------------------------------------------------------------------------------------
       4. Animals
         --------------------------------------------------------------------------------------------------------------------------
       5. Goods
         --------------------------------------------------------------------------------------------------------------------------
       6. Advances for inventory                              16 497                         16 497           3 557           9 541
-----------------------------------------------------------------------------------------------------------------------------------
C. II.    Long-term receivables                               81 843                         81 843       2 220 730       2 681 601
         --------------------------------------------------------------------------------------------------------------------------
C. II. 1. Trade receivables                                   20 403                         20 403          15 947          76 586
         --------------------------------------------------------------------------------------------------------------------------
       2. Receivables from controlled entities                                                            2 137 732       2 565 278
         --------------------------------------------------------------------------------------------------------------------------
       3. Receivables from accounting entities
          under substantial influence
         --------------------------------------------------------------------------------------------------------------------------
       4. Receivables from partners and members
          of associations
         --------------------------------------------------------------------------------------------------------------------------
       5. Estimated receivables
         --------------------------------------------------------------------------------------------------------------------------
       6. Other receivables                                   61 440                         61 440          67 051          39 737
         --------------------------------------------------------------------------------------------------------------------------
       7. Deferred taxes
-----------------------------------------------------------------------------------------------------------------------------------
C. III.   Short-term receivables                           4 941 650        411 027       4 530 623       7 859 169       4 312 840
         --------------------------------------------------------------------------------------------------------------------------
C. III.1. Trade receivables                                4 127 680        336 390       3 791 290       3 163 442       3 533 216
         --------------------------------------------------------------------------------------------------------------------------
       2. Receivables from controlled entities                                                              464 546         479 170
         --------------------------------------------------------------------------------------------------------------------------
       3. Receivables from accounting entities                 1 430          1 430
          under substantial influence
         --------------------------------------------------------------------------------------------------------------------------
       4. Receivables from partners and members
          of associations
         --------------------------------------------------------------------------------------------------------------------------
       5. Social security and health insurance
         --------------------------------------------------------------------------------------------------------------------------
       6. Tax receivables - due from state                    48 790                         48 790       1 993 614           3 439
         --------------------------------------------------------------------------------------------------------------------------
       7. Other advances                                     183 524                        183 524         145 780         129 165
         --------------------------------------------------------------------------------------------------------------------------
       8. Estimated receivables                               22 451                         22 451         505 723          74 712
         --------------------------------------------------------------------------------------------------------------------------
       9. Other receivables                                  557 775         73 207         484 568       1 586 064          93 138
-----------------------------------------------------------------------------------------------------------------------------------
C. IV.    Current financial investment                     2 888 807                      2 888 807       3 828 786       2 273 228
         --------------------------------------------------------------------------------------------------------------------------
C. IV. 1. Cash                                                 3 150                          3 150           3 128           3 287
         --------------------------------------------------------------------------------------------------------------------------
       2. Bank accounts                                    2 139 202                      2 139 202       2 341 093       1 445 532
         --------------------------------------------------------------------------------------------------------------------------
       3. Short-term securities and shares                   746 455                        746 455       1 484 565         824 409
         --------------------------------------------------------------------------------------------------------------------------
       4. Current financial investment in progress
-----------------------------------------------------------------------------------------------------------------------------------
D.  I.    Accruals                                           343 366                        343 366         246 815         615 838
         --------------------------------------------------------------------------------------------------------------------------
D.  I. 1. Deferred expenses                                  342 616                        342 616         246 495         180 422
         --------------------------------------------------------------------------------------------------------------------------
       2. Complex deferred expenses
         --------------------------------------------------------------------------------------------------------------------------
       3. Accrued revenues                                       750                            750             320           1 237
         --------------------------------------------------------------------------------------------------------------------------
       4. Exchange rate losses                            x              x               x               x                1 434 179
-----------------------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------------------
  Ident.                           LIABILITIES                     Current financial     Previous financial      Previous financial
                                                                          year                year 2002               year 2001
----------------------------------------------------------------------------------------------------------------------------------
             LIABILITIES                                               217 920 470            198 874 194             202 373 315
----------------------------------------------------------------------------------------------------------------------------------

A.           Shareholders' equity                                      139 014 969            128 194 872             123 897 070
           -----------------------------------------------------------------------------------------------------------------------

A.  I.       Registered capital                                         59 151 668             59 040 794              59 050 449
           -----------------------------------------------------------------------------------------------------------------------
A.  I.  1.   Registered capital                                         59 221 084             59 221 084              59 208 846
           -----------------------------------------------------------------------------------------------------------------------
        2.   Own shares (-)                                                -69 416               -180 290                -158 397
           -----------------------------------------------------------------------------------------------------------------------
        3.   Changes in registered capital
----------------------------------------------------------------------------------------------------------------------------------
A. II.       Capital funds                                                 430 981                859 551               1 661 341
           -----------------------------------------------------------------------------------------------------------------------
A. II. 1. Share premium
           -----------------------------------------------------------------------------------------------------------------------
        2.   Other capital funds                                         1 659 057              1 659 500               1 661 341
           -----------------------------------------------------------------------------------------------------------------------
        3.   Gains and losses from revaluation of assets and            -1 228 076               -799 949
             liabilities
           -----------------------------------------------------------------------------------------------------------------------
        4.   Gains and losses from revaluation from transformations
----------------------------------------------------------------------------------------------------------------------------------
A. III.      Reserve funds and other funds from profit                   9 265 086              9 038 840               8 729 798
           -----------------------------------------------------------------------------------------------------------------------
A. III. 1.   Legal reserve fund                                          9 096 890              8 872 094               8 528 479
           -----------------------------------------------------------------------------------------------------------------------
        2.   Statutory and other funds                                     168 196                166 746                 201 319
----------------------------------------------------------------------------------------------------------------------------------
A. IV.       Profit/loss of previous years                              56 236 206             52 542 282              48 021 040
           -----------------------------------------------------------------------------------------------------------------------
A. IV.  1.   Retained earnings of previous years                        56 236 206             52 542 282              48 021 040
           -----------------------------------------------------------------------------------------------------------------------
        2.   Accumulated losses from previous years
----------------------------------------------------------------------------------------------------------------------------------
A.  V.       Profit/loss of current financial year                      13 931 028              6 713 405               6 434 442
----------------------------------------------------------------------------------------------------------------------------------
B.           Liabilities                                                78 224 940             69 873 654              76 932 589
----------------------------------------------------------------------------------------------------------------------------------
B.  I.       Reserves                                                   18 183 201             16 175 071              15 926 330
           -----------------------------------------------------------------------------------------------------------------------
B.  I.  1.   Reserves under special legal regulations                    7 985 464              7 646 252               6 419 671
           -----------------------------------------------------------------------------------------------------------------------
        2.   Reserve for pensions and other liabilities
           -----------------------------------------------------------------------------------------------------------------------
        3.   Reserve for income tax
           -----------------------------------------------------------------------------------------------------------------------
        4.   Other reserves                                             10 197 737              8 528 819               8 370 079
           -----------------------------------------------------------------------------------------------------------------------
        5.   Reserve for exchange rate losses                        x                       x                          1 136 580
----------------------------------------------------------------------------------------------------------------------------------
B. II.       Long-term liabilities                                      25 016 789             27 786 508              30 381 896
           -----------------------------------------------------------------------------------------------------------------------
B. II. 1. Trade payables
           -----------------------------------------------------------------------------------------------------------------------
        2.   Payables to controlled entities                            11 047 412             11 685 098              13 450 117
           -----------------------------------------------------------------------------------------------------------------------
        3.   Payables to accounting entities under substantial
             influence
           -----------------------------------------------------------------------------------------------------------------------
        4.   Payables to partners and members of associations
           -----------------------------------------------------------------------------------------------------------------------
        5.   Long-term advances received                                                                                  182 220
           -----------------------------------------------------------------------------------------------------------------------
        6.   Bonds issued                                                8 563 117             11 339 419              13 000 000
           -----------------------------------------------------------------------------------------------------------------------
        7.   Long-term notes payable
           -----------------------------------------------------------------------------------------------------------------------
        8.   Estimated payables
           -----------------------------------------------------------------------------------------------------------------------
        9.   Other payables
           -----------------------------------------------------------------------------------------------------------------------
       10.   Deferred taxes                                              5 406 260              4 761 991               3 749 559
           -----------------------------------------------------------------------------------------------------------------------
B. III.      Short-term liabilities                                     21 427 973              8 889 995               6 136 105
           ----------------------------------------------------------------------------------------------------------------------
B. III. 1.   Trade payables                                             11 378 616              3 936 675               3 477 978
           ----------------------------------------------------------------------------------------------------------------------
        2.   Payables to controlled entities
           ----------------------------------------------------------------------------------------------------------------------
        3.   Payables to accounting entities under substantial
             influence
           ----------------------------------------------------------------------------------------------------------------------
        4.   Payables to partners and members of associations               22 705                 10 255                  10 255
           ----------------------------------------------------------------------------------------------------------------------
        5.   Payables to employees                                         166 218                154 885                 146 678
           ----------------------------------------------------------------------------------------------------------------------
        6.   Social security and health insurance payables                 107 491                 98 612                  96 316
           ----------------------------------------------------------------------------------------------------------------------
        7.   Taxes and subsidies - due to state                          3 287 029                256 715               1 124 010
           ----------------------------------------------------------------------------------------------------------------------
        8.   Short-term advances received                                  125 464                564 488                 559 786
           ----------------------------------------------------------------------------------------------------------------------
        9.   Bonds issued                                                3 000 000
           ----------------------------------------------------------------------------------------------------------------------
       10.   Estimated payables                                            233 217                331 831                 486 793
           ----------------------------------------------------------------------------------------------------------------------
       11.   Other payables                                              3 107 233              3 536 534                 234 289
---------------------------------------------------------------------------------------------------------------------------------
B. IV.       Bank loans                                                 13 596 977             17 022 080              24 488 258
           ----------------------------------------------------------------------------------------------------------------------
B. IV.  1.   Long-term bank loans                                        9 609 594             12 786 980              19 131 974
           ----------------------------------------------------------------------------------------------------------------------
        2.   Short-term bank loans                                       3 987 383              4 235 100               5 356 284
           ----------------------------------------------------------------------------------------------------------------------
        3.   Short-term financial assistance
---------------------------------------------------------------------------------------------------------------------------------
C.  I.       Accruals                                                      680 561                805 668               1 543 656
           ----------------------------------------------------------------------------------------------------------------------
C.  I.  1.   Accrued expenses                                              660 567                802 536                 815 889
           ----------------------------------------------------------------------------------------------------------------------
        2.   Deferred revenues                                              19 994                  3 132                 202 669
           ----------------------------------------------------------------------------------------------------------------------
        3.   Exchange rate gains                                                             x                            525 098
---------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                 PROFIT AND LOSS STATEMENT
                                                                  as of December 31, 2003
                                                                   (in thousands of CZK)
-------------------------------------------------------------------------------------------------------------------
Identification                                              Text         Financial year
                                                                   ----------------------------------------------
                                                                     Current      previous 2002    previous 2001
-------------------------------------------------------------------------------------------------------------------
I.                 Revenues from goods sold                                                 8 749            7 352
-------------------------------------------------------------------------------------------------------------------
             A.    Costs of goods sold                                                      6 970            5 626
-----------------------------------------------------------------------------------------------------------------
       +           Sales margin                                                             1 779            1 726
-------------------------------------------------------------------------------------------------------------------
II.                Production                                          54 549 282      49 919 670       52 276 354
                  -------------------------------------------------------------------------------------------------
II.            1.  Revenues from own products and services             54 445 309      49 492 738       51 851 799
                  -------------------------------------------------------------------------------------------------
               2.  Change in inventory of own production                       -1
                  -------------------------------------------------------------------------------------------------
               3.  Capitalization                                         103 974         426 932          424 555
-------------------------------------------------------------------------------------------------------------------
             B.    Consumption production                              26 940 445      26 029 665       26 256 579
                  -------------------------------------------------------------------------------------------------
             B.1.  Consumption of material and energy                  19 918 462      19 178 491       19 250 312
                  -------------------------------------------------------------------------------------------------
               2.  Services                                             7 021 983       6 851 174        7 006 267
-------------------------------------------------------------------------------------------------------------------
       +           Value added                                         27 608 837      23 891 784       26 021 501
-------------------------------------------------------------------------------------------------------------------
             C.    Personnel expenses                                   3 713 089       3 622 573        3 727 581
                  -------------------------------------------------------------------------------------------------
             C.1.  Wages and salaries                                   2 536 975       2 496 682        2 446 154
                  -------------------------------------------------------------------------------------------------
               2.  Remuneration of board members                            9 662          10 552            9 571
                  -------------------------------------------------------------------------------------------------
               3.  Social security and health insurance expenses          922 021         891 912          879 482
                  -------------------------------------------------------------------------------------------------
               4.  Social expenses                                        244 431         223 427          392 374
-------------------------------------------------------------------------------------------------------------------
             D.    Taxes and fees                                       1 680 194       1 126 929        1 085 934
-------------------------------------------------------------------------------------------------------------------
             E.    Amortization and depreciation of intangible and
                   tangible fixed assets                                12 285 601      10 080 930        8 079 961
-------------------------------------------------------------------------------------------------------------------
III.               Revenues from fixed assets and material sold           660 621         488 561          195 902
                  -------------------------------------------------------------------------------------------------
III.           1.  Revenues from fixed assets sold                        617 133         437 089          134 956
                  -------------------------------------------------------------------------------------------------
               2.  Revenues from material sold                             43 488          51 472           60 946
-------------------------------------------------------------------------------------------------------------------
             F.    Net book value of fixed assets and material sold       377 622         661 149          643 676
                  -------------------------------------------------------------------------------------------------
             F.1.  Net book value of fixed assets sold                    272 487         461 231          190 010
                  -------------------------------------------------------------------------------------------------
               2.  Material sold                                          105 135         199 918          453 666
-------------------------------------------------------------------------------------------------------------------
             G.    Change in operating reserves and provisions and
                   in complex deferred expenses                         1 582 323       1 394 581        1 612 127
-------------------------------------------------------------------------------------------------------------------
IV.                Other operating revenues                               430 107         406 459          878 356
-------------------------------------------------------------------------------------------------------------------
             H.    Other operating expenses                               615 191         386 013          409 567
-------------------------------------------------------------------------------------------------------------------
V. Transfer of operating revenues
-------------------------------------------------------------------------------------------------------------------
             I.    Transfer of operating expenses                        -170 088        -420 500
-------------------------------------------------------------------------------------------------------------------
       *           Operating results                                    8 615 633       7 935 129       11 536 913
-------------------------------------------------------------------------------------------------------------------
VI.                Revenues from sale of securities and shares         20 531 409         717 911            5 952
                  -------------------------------------------------------------------------------------------------
             J.    Sold securities and shares                           8 029 499         315 154            8 619
                  -------------------------------------------------------------------------------------------------
VII.               Revenues from financial investment                     739 409         210 054          131 160
                  -------------------------------------------------------------------------------------------------
VII.           1.  Revenues from shares in controlled entities and        739 409         183 053          112 753
                   accounting units under substantial influence
                  -------------------------------------------------------------------------------------------------
               2.  Revenues from other securities and shares                               27 001           18 407
                  -------------------------------------------------------------------------------------------------
               3.  Revenues from other financial investment
-------------------------------------------------------------------------------------------------------------------
VIII.              Revenues from current financial investment                                                1 282
-------------------------------------------------------------------------------------------------------------------
             K. Costs of financial assets
-------------------------------------------------------------------------------------------------------------------
IX. Revenues from revaluation of securities and derivatives
-------------------------------------------------------------------------------------------------------------------
             L. Costs of revaluation of securities and derivatives
-------------------------------------------------------------------------------------------------------------------
             M.    Change in financial reserves and provision           2 108 099      -1 167 586         -809 860
-------------------------------------------------------------------------------------------------------------------
X.                 Interest revenues                                      227 148         302 492          385 379
-------------------------------------------------------------------------------------------------------------------
             N.    Interest expenses                                    2 491 239       2 601 235        3 309 596
-------------------------------------------------------------------------------------------------------------------
XI.                Other financial revenues                             2 431 773       3 436 932          444 158
-------------------------------------------------------------------------------------------------------------------
             O.    Other financial costs                                1 416 426       2 860 939          539 313
-------------------------------------------------------------------------------------------------------------------
XII. Transfer of financial revenues
-------------------------------------------------------------------------------------------------------------------
             P. Transfer of financial expenses
-------------------------------------------------------------------------------------------------------------------
       *           Results from financial activities                    9 884 476          57 647       -2 079 737
-------------------------------------------------------------------------------------------------------------------
             Q.    Income tax on ordinary activity                      4 668 038       1 317 973        2 958 234
                  -------------------------------------------------------------------------------------------------
             Q.1.   - due                                               4 023 769         305 541        1 910 407
                  -------------------------------------------------------------------------------------------------
               2.   - deferred                                            644 269       1 012 432        1 047 827
-------------------------------------------------------------------------------------------------------------------
      **           Results from ordinary activity                      13 832 071       6 674 803        6 498 942
-------------------------------------------------------------------------------------------------------------------
XIII.              Extraordinary revenues                                 428 140         472 795           26 038
-------------------------------------------------------------------------------------------------------------------
             R.    Extraordinary expenses                                 301 776         433 891          105 944
-------------------------------------------------------------------------------------------------------------------
             S.    Income tax on extraordinary activity                    27 407             302          -15 406
                  -------------------------------------------------------------------------------------------------
             S.1.   - due                                                  27 407             302          -15 406
                  -------------------------------------------------------------------------------------------------
               2.   - deferred
-------------------------------------------------------------------------------------------------------------------
       *           Results from extraordinary activity                     98 957          38 602          -64 500
-------------------------------------------------------------------------------------------------------------------
      ***          Profit/loss of current financial year               13 931 028       6 713 405        6 434 442
-------------------------------------------------------------------------------------------------------------------
                   Pre-tax profit/loss                                 18 626 473       8 031 680        9 377 270
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                       Cash Flow Statement for January-December 2003
                                                   (in thousands of CZK)
--------------------------------------------------------------------------------------------------------------------------
Identification                                            Text                         Financial year
                                                                                  -------------------------  -------------
                                                                                   current    previous 2002  previous 2001
--------------------------------------------------------------------------------------------------------------------------
P.          Cash and cash equivalents at the beginning of financial year
                                                                                   3 828 786    2 273 228      3 072 579
--------------------------------------------------------------------------------------------------------------------------
            Cash provided by operating activities
--------------------------------------------------------------------------------------------------------------------------
Z.          Pre-tax profit from ordinary activity                                 18 500 109    7 992 776      9 457 176
--------------------------------------------------------------------------------------------------------------------------
A.1.        Adjustments by non-cash transactions                                   5 672 621   13 782 762     13 114 330
--------------------------------------------------------------------------------------------------------------------------
A.1.1.      Depreciation and amortization of fixed assets and receivables
            writing-off                                                           12 304 351   10 096 458      8 139 744
--------------------------------------------------------------------------------------------------------------------------
A.1.1.1.    Depreciation and amortization of fixed assets                         12 289 475   10 090 151      8 130 663
--------------------------------------------------------------------------------------------------------------------------
A.1.1.2.    Receivables writing-off                                                   14 876        6 307          9 081
--------------------------------------------------------------------------------------------------------------------------
A.1.2.      Change in provisions, reserves, and accruals                           3 609 624      486 731      1 992 648
--------------------------------------------------------------------------------------------------------------------------
A.1.2.1.    Change in provisions                                                   1 681 598      -21 897        317 599
--------------------------------------------------------------------------------------------------------------------------
A.1.2.2.    Change in reserves                                                     2 008 130      248 741        484 651
--------------------------------------------------------------------------------------------------------------------------
A.1.2.3.    Change in the balance of accruals                                        -80 104      259 887      1 190 398
--------------------------------------------------------------------------------------------------------------------------
A.1.3.      Gain/loss on fixed assets and own shares                             -12 846 557     -378 615         57 721
--------------------------------------------------------------------------------------------------------------------------
A.1.4.      Interest expenses and revenues accounted                               2 264 091    2 298 743      2 924 217
--------------------------------------------------------------------------------------------------------------------------
A.1.4.1     Interest expenses accounted                                            2 491 239    2 601 235      3 309 596
--------------------------------------------------------------------------------------------------------------------------
A.1.4.2.    Interest revenues accounted                                             -227 148     -302 492       -385 379
--------------------------------------------------------------------------------------------------------------------------
A.1.5.      Unrealized losses on hedge derivatives                                   341 112    1 279 445
--------------------------------------------------------------------------------------------------------------------------
A.*         Net cash provided by operating activities before taxes, changes
            in working capital,and extraordinary items                            24 172 730   21 775 538     22 571 506
--------------------------------------------------------------------------------------------------------------------------
A.2.        Change in non-cash items of working capital                            2 267 865      947 189     -2 012 486
--------------------------------------------------------------------------------------------------------------------------
A.2.1.      Change in receivables from operating activities                        1 861 853      667 402        -45 733
--------------------------------------------------------------------------------------------------------------------------
A.2.2.      Change in short-term payables from operating activities                 -242 362      234 485       -221 024
--------------------------------------------------------------------------------------------------------------------------
A.2.3.      Change in inventory                                                      648 374       45 302     -1 745 729
--------------------------------------------------------------------------------------------------------------------------
A.**        Net cash provided by operating activities before taxes and
            extraordinary items                                                   26 440 595   22 722 727     20 559 020
--------------------------------------------------------------------------------------------------------------------------
A.3.        Interest paid, excluding capitalized interest                         -2 460 192   -2 477 872     -3 135 622
--------------------------------------------------------------------------------------------------------------------------
A.4.        Interest received                                                        228 552      301 575        535 104
--------------------------------------------------------------------------------------------------------------------------
A.5.        Income tax paid, including additionally assessed taxes for the
            previous periods                                                         924 170   -3 021 191     -1 816 557
--------------------------------------------------------------------------------------------------------------------------
A.6.        Revenues and expenses related to extraordinary accounting items          234 777       44 210        -77 645
--------------------------------------------------------------------------------------------------------------------------
A.***       Net cash provided by operating activities                             25 367 902   17 569 449     16 064 300
--------------------------------------------------------------------------------------------------------------------------
            Cash provided by investment activities
--------------------------------------------------------------------------------------------------------------------------
B.1.        Expenses on fixed assets acquisition                                 -40 609 056   -6 034 629     -9 420 704
--------------------------------------------------------------------------------------------------------------------------
B.1.1.      Tangible fixed assets acquisition                                     -3 842 415   -5 674 804     -7 907 714
--------------------------------------------------------------------------------------------------------------------------
B.1.2.      Intangible fixed assets acquisition                                     -453 809     -304 236       -381 919
--------------------------------------------------------------------------------------------------------------------------
B.1.3.      Change in financial investment                                       -43 601 085       33 902       -639 536
--------------------------------------------------------------------------------------------------------------------------
B.1.4.      Change in payables from investing activity                             7 288 253      -91 639       -493 930
--------------------------------------------------------------------------------------------------------------------------
B.1.5.      Change in balance of exchange rate differences pertaining to
            foreign currency payables due to fixed assets acquisition                  2 148       2 395
--------------------------------------------------------------------------------------------------------------------------
B.2.        Proceeds from sales of fixed assets                                   21 034 695    1 038 498         98 767
--------------------------------------------------------------------------------------------------------------------------
B.2.1.      Proceeds from sales of tangible fixed assets                             617 133      437 086        134 960
--------------------------------------------------------------------------------------------------------------------------
B.2.2.      Proceeds from sales of intangible fixed assets                                              3             -4
--------------------------------------------------------------------------------------------------------------------------
B.2.3.      Proceeds from sales of financial investment                           20 425 047      540 562          5 952
--------------------------------------------------------------------------------------------------------------------------
B.2.4.      Change in receivables from sales of fixed assets                          -7 485       60 847        -42 141
--------------------------------------------------------------------------------------------------------------------------
B.***       Net cash related to investing activities                             -19 574 361   -4 996 131     -9 321 937
--------------------------------------------------------------------------------------------------------------------------
            Cash provided by financing activities
--------------------------------------------------------------------------------------------------------------------------
C.1.        Change in long-term liabilities and short-term loans                  -4 062 789   -9 413 417     -6 075 906
--------------------------------------------------------------------------------------------------------------------------
C.1.1.      Change in long-term loans                                             -3 177 386   -6 344 994     -5 530 866
--------------------------------------------------------------------------------------------------------------------------
C.1.2.      Change in short-term loans and financial assistance                     -247 717   -1 121 184         -4 295
--------------------------------------------------------------------------------------------------------------------------
C.1.3.      Change in long-term bond payables
--------------------------------------------------------------------------------------------------------------------------
C.1.4.      Change in other long-term liabilities                                   -637 686   -1 947 239       -540 745
--------------------------------------------------------------------------------------------------------------------------
C.2.        Impact of changes in shareholders' equity on cash                     -2 670 731   -1 604 343     -1 465 808
--------------------------------------------------------------------------------------------------------------------------
C.2.1.      Monetary donations and subsidies to shareholders' equity
--------------------------------------------------------------------------------------------------------------------------
C.2.2.      Direct payments debited to funds                                        -124 801     -109 572       -123 866
--------------------------------------------------------------------------------------------------------------------------
C.2.3.      Paid-out/returned dividends and profit shares                         -2 652 291   -1 490 432     -1 183 545
--------------------------------------------------------------------------------------------------------------------------
C.2.4.      Purchase/sale of own shares                                              106 361       -4 339       -158 397
--------------------------------------------------------------------------------------------------------------------------
C.***       Net cash related to financing activities                              -6 733 520  -11 017 760     -7 541 714
--------------------------------------------------------------------------------------------------------------------------
F.          Net increase/decrease in cash                                           -939 979    1 555 558       -799 351
--------------------------------------------------------------------------------------------------------------------------
R.          Cash and cash equivalents at the end of financial year                 2 888 807    3 828 786      2 273 228
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Payables and receivables as of December 31, 2003
--------------------------------------------------------------------------------
                                                                thousands of CZK
--------------------------------------------------------------------------------
Long-term payables                                                    25 016 789
--------------------------------------------------------------------------------
of which: not immediately due                                         25 016 789
--------------------------------------------------------------------------------
          overdue                                                              0
--------------------------------------------------------------------------------
Short-term payables                                                   21 427 973
--------------------------------------------------------------------------------
of which: trade payables                                              11 378 616
--------------------------------------------------------------------------------
          of which: not immediately due                               11 378 616
--------------------------------------------------------------------------------
                    overdue                                                    0
--------------------------------------------------------------------------------
               of which: less than 30 days                                     0
--------------------------------------------------------------------------------
                         30 to 90 days                                         0
--------------------------------------------------------------------------------
                         90 to 365 days                                        0
--------------------------------------------------------------------------------
                         more than 365 days                                    0
--------------------------------------------------------------------------------
Long-term receivables                                                     81 843
--------------------------------------------------------------------------------
of which: not immediately due                                             81 843
--------------------------------------------------------------------------------
          overdue                                                              0
--------------------------------------------------------------------------------
Short-term receivables                                                 4 941 650
--------------------------------------------------------------------------------
of which: trade receivables                                            4 127 680
--------------------------------------------------------------------------------
          of which: not immediately due                                3 705 712
--------------------------------------------------------------------------------
                    overdue                                              421 968
--------------------------------------------------------------------------------
               of which: less than 30 days                                26 491
--------------------------------------------------------------------------------
                         30 to 90 days                                    16 109
--------------------------------------------------------------------------------
                         90 to 365 days                                   44 426
--------------------------------------------------------------------------------
                         more than 365 days                              334 942
--------------------------------------------------------------------------------